UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Tai Chi Yoga, LLC

Legal status of issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Utah

    Date of organization:
    March 22, 2022

Physical address of issuer:
7981 S Cypress Pine Cove, Sandy, UT 84070

Website of issuer:
https://www.taichiyoga.com/

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
25,000

Price (or method for determining price):
$1

Target offering amount:
$25,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$107,000

Deadline to reach the target offering amount:
November 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	447.71	0
Cash & Cash Equivalents	447.71	0
Accounts Receivable:	0	0
Short-term Debt:	8,500	0
Long-term Debt:	16,999.00	0
Revenues/Sales	2.67	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-25,051.29	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the Fitness industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the Fitness industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the Fitness industry;
- growth of, and risks inherent in, the Fitness industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Tai Chi Yoga, LLC shall include any joint venture in which Tai Chi Yoga, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Tai Chi Yoga, LLC.

"Company " means Tai Chi Yoga, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Tai Chi Yoga, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Membership Units of Tai Chi Yoga, LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Tai Chi Yoga, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: John C. Neubauer   **Dates of Board Service:** March 2022

Principal Occupation:
Founder & CEO of TAI CHI YOGA, LLC

Executive Summary:
John C. Neubauer as the innovator and founder of Tai Chi Yoga. John C. Neubauer – Chief Executive Officer, John Neubauer, Inc. John is a two-time winner of the Iowa Governor's Leadership award for community betterment; a two-time winner of the American Legion award; an author of three books; an innovator and teacher of tai chi yoga (www.taichiyoga.com); a subject of feature news articles in Success Magazine, The Journal of Accountancy, The Christian Science Monitor, The Des Moines Register, and The Business Record (Des Moines, Iowa).

John C. Neubauer is an accomplished executive and consultant with 40+ years of experience in developing and managing innovative, complex projects. John is an expert in the following area:
- Program development and management
- Strategic business planning
- Innovative market and product development
- Complex project management
- Joint venture structuring
- Capital acquisition assembling
- Finance management
- Financial risk analysis

SKILLS:

- Managing the development and completion of complex projects. Has successfully developed and managed more than $42 million commercial and industrial RE projects.
- Innovated Tai Chi Yoga a new health and wellness exercise in 1977. Taught thousands of people in Europe and the US. Operated under www.taichiyoga.com since 1999.
- Secured project funding approvals for hundreds of millions of dollars for my projects and those of clients.
- Managing banking and merchant account relationships of and funds between domestic and international bank accounts. Reduced banking fee costs by 500% from transfers alone between domestic and international accounts.
- Managing legal and financial compliance matters including audits.
- Structuring joint ventures including one with European technology, US construction firms, a Japanese trading company, and the State of Iowa with its allocation of a $75

million non-transferable bond allocation.
- Establishing and managing relationships with merchant processors and international mobile currency providers. Secured approval of merchant and mobile currency accounts capable of processing millions of dollars annually.
- Overseeing multiple businesses' finances. Reduced monthly overhead in current position by more than 300% in two years.
- Organizing and mobilizing people and financial resources needed for new initiatives.
- Preparing draft corporate contracts and resolutions for attorney review.
- Managing complicated development and permitting projects with public officials, government staff, and private architects &contractors. Once oversaw 20 development projects simultaneously.
- Conceiving and managing a ground-breaking recycled plastics manufacturing plant.
- Working with international trading companies. Opened up export markets in Japan and Korea for recyclable fibers from the Upper Midwest.
- Establishing relationships with private and public lenders and managing loan procurement processes. Arranged more than $50 million for The Falls. Secured approval for three bond allocations totaling $500 million.
- Producing video social-media content for clients.
- Managing relationships and legal affairs with multiple law firms simultaneously. In The Falls position, managed law firms' work in 6 states at the same time.
- Overseeing project managers' and chief technology officer's development and management of corporate websites.
- Drafting, lobbying and helping secure passage of enabling state legislation and city ordinances. Orchestrated such passage of more than 5 environmental initiatives.
- Writing and securing approval of federal and state grants. Secured grant approvals for more than $5 million.
- Handling relationships with and being interviewed by scores of news media.
- Speaking in front of small and large audiences including those with 1000+.
- Experience dealing with multiple regulatory agencies

BUSINESS EXPERIENCE:

Chief Executive Officer   *2021-Present*

John Neubauer, Inc, (https://www.johnneubauerinc.com/) a project development and management consulting firm in Sandy, UT.

- Manages all consulting contracts.
- Currently helping clients with capital acquisition, project development and operational management.
- Has assembled and manages an outside team of project area experts to assist with client project needs.

Corporate General Manager   *2011-2018*

The Falls Event Center, LLC, an event center development company, West Jordan, UT.

- Managed all external relationships and project teams related to development, siting, permitting, construction matters, and governmental affairs.
- Managed almost all cash flow planning and oversaw disbursements for developments.
- Managed all institutional capital-acquisition relationships.
- Oversaw development and construction of more than 20 sites simultaneously.
- Assembled more than $50 million in institutional capital for this growth company.
- Managed the legal work of its law firms in various states.

OTHER EXPERIENCE:

- Assured Ventures, Inc: CEO of a $250 MM resort development in East Cape Baja, MX in which committed funding never closed.
- The Jim Sumpter Show: Director of Affiliate Relations. Lined first 50 national radio station affiliates.
- Financial Development Services: COO/CFO of this business-opportunity coaching company.
- Blueberry Plastic Mill Corp: President of this ground-breaking entity that manufacturing resin from recycled plastics and then designed/marketed 100% recycled-content products from the resins for sale in major US retailers.
- Blueberry Ltd: President of this R&D company that structured a $100 MM joint venture to generate electricity and steam from municipal garbage that included European technology, US construction, power purchase agreements, Japanese equity, and a $75 MM non-transferable industrial revenue bond. Opened export markets for Iowa recycled fibers in East Asia.
- HealthCare of Louisville: marketed for one of the first HMOs in the country in Louisville, KY.
- Accounting Aid Society: founder and executive director of a federally-funded non-profit project to provide free accounting and financial counseling services to low-income small businesses and families.
- Iowa State Auditor's Office: auditor. Performed financial and performance audits of state agencies.

EDUCATION:

- B.S. Drake University, Accounting with sub-specialties in Speech and Marketing. Graduated with honors. 4 years of full academic scholarships.
- High school valedictorian: Saunemin High School, Saunemin, IL.

PERSONAL ACHIEVEMENTS:

- Two-time winner of the Governor's Leadership Award by the Iowa Community Betterment Program.
- President of The Drake Neighborhood Assn for 7 years, a volunteer neighborhood improvement organization.

- Feature articles in Success Magazine, The Journal of Accountancy and The Christian Science Monitor, The Des Moines Register, and The Business Record (Des Moines, Iowa).
- Innovator and teacher of Tai Chi Yoga (http://www.taichiyoga.com/).
- Author of three books.
- Two-time winner of American Legion Award.
- Former member of Sandy, Utah Rotary.
- Drake University college basketball player and the only accounting major ever to win its university-wide speech contest.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

John C. Neubauer is the Founder & CEO of the Company. For detailed information about John C. Neubauer's business experience Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

**6. The name and ownership level of each person, as of the most recent practicable date,*
who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity
securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
John C. Neubauer	1,520,000 units of Class A Membership Units	89.41%

** The issuer certified that the above information is provided as of a date that is no more than 120 days prior to
the date of filing of this offering statement.*

*** To calculate total voting power, include all securities for which the person directly or indirectly has or shares
the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the
right to acquire voting power of such securities within 60 days, including through the exercise of any option,
warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of
the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct
or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they
should be included as being "beneficially owned." You should include an explanation of these circumstances in a
footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities,
assume all outstanding options are exercised and all outstanding convertible securities converted.*

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with seed capital that will enable us to grow our business. The Use of Proceeds for these funds will include new website development, legal and accounting fees, marketing and promotional investments, travel expenses, and additional content video filming production.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$25,000**	**$107,000**
Less: Offering Expenses		
Portal Fee	$1,750	$7,490
Net Proceeds	**$23,250**	**$99,510**
New Website Development / Mobiile App	$3,500	$5,000
Legal And Accounting Fees	$3,000	$8,000
Marketing And Promotional Investments	$5,000	$25,000
Travel Expenses	$2,500	$8,000
Additional Content Video Filming Production	$3,000	$25,000
Working Capital	$6,250	$28,510

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.


Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;


12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$25,000 USD
Maximum Target	$107,000 USD
Pre-money Valuation	$1,700,000 USD
Equity Offered	1.45% - 5.92%
Securities Type	Class B Membership Units
Regulation	Regulation CF
Closing Date	30 Nov 2022

Unit Price $1.00

Units Offered
25,000 - 107,000

Units Issued After Offering
1,725,000 - 1,807,000

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	2,000,000	1,700,000	YES	NO
Class B Membership Units	2,000,000	0	NO	NO

Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while Class B Membership Units have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**

Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Membership Units with no voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied

upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class B Membership Units

We use a Price/Earnings ("P/E") Ratio to value the Class B Membership Units of Tai Chi Yoga, LLC the security to be issued in this offering. The Board of Directors of the Company believes P/E multiple is a widely used and reasonable valuation method. Investors must be aware that the valuation of our Common Stock is done without an independent third-party valuation specialist.

The P/E ratio is a common measure of valuation. The P/E ratio is equal to a stock's price per share divided by its earnings per share. In our case, the Earnings Per Share is the company's total earnings divided by the number of total membership units (Class A and Class B Membership Units) outstanding. Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while Class B Membership Units have no voting rights.

Earning Per Share ("EPS") of Tai Chi Yoga, LLC

Tai Chi Yoga, LLC started its operation in March 2022. According to our projection, we expect in the fiscal year 2022, the projected net profit before taxes will be $142,500.

The total outstanding number of Membership Units of the Company as of May 31, 2022 was 1,700,000. Thus, the Earning Per Share (EPS) of the Company is $0.0838 for the fiscal year 2022.

Financial Projections:

	Year 2022
PROJECTED REVENUES:	
Monthly Memberships	$100,000
Licensee and Certification Fees	$150,000
2-Day Immersion Retreats - Park City UT	$250,000
5-day Immersion Retreats - Belize	$0
Private-label Product Sales	$25,000
Total Projected Revenues	$525,000
PROJECTED EXPENSES;	
Enrollment Fees	$100,000
Teaching/Certification Fees	$125,000
Marketing and Promotions	$52,500
Legal and Accounting	$30,000

Production and Event Hosting Fees	$25,000
Filming of Ongoing New Content	$5,000
Publication Costs	$5,000
Travel-related Expenses	$5,000
Hosting and Miscellaneous Costs	$5,000
Office Manager Staff	$30,000
Total Projected Expenses	$382,500
PROJECTED NET PROFIT BEFORE TAXES	$142,500

Choice of Price/Earnings ("P/E") Ratio for Our Valuation

On June 17, 2022, the P/E ratio for representative stocks in the Leisure and Recreation Services Industry listed on the US Stock Exchanges is 11.93. Therefore, we use this figure as a benchmark to value the Membership Units of Tai Chi Yoga, LLC

Key Metrics for LEISURE&REC SVS
Industry Earnings

	Industry	IVV(iShares-SP500)
PE (F1)	11.93	16.20
PEG (Ratio)	1.16	1.71
Proj EPS Growth	56.32%	8.85%
Hist EPS Growth	-10.84%	10.56%
Net Margin	-2.87%	13.24%
Hist Sales Growth	-14.20%	5.31%
Hist Dividend Growth	0.00%	5.22%

Source: Zacks Investment Research on June 17, 2022

Based on the analysis presented above, the valuation of our Class B Membership Units would be:
Price / EPS = 11.93
Price / $0.0838 = 11.93
Price = $0.0838 x 11.93
Price = $1

Price of each Class B Membership Unit = $1

Methods for how the securities may be valued by the issuer in the future:

In the future, we will also use the same approach, i.e. the P/E ratio of representative stocks in the Leisure and Recreation Services Industry listed on the US Stock Exchange to value the securities to be issued by the Company. The Board of Directors of the Company believes P/E ratio is simple to apply and is a widely accepted valuation method.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure fair and reasonable estimations in different situations and different corporate stages.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Class B Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The issuer has no material terms of indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

The issuer has no exempt offerings conducted within the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. any director or officer of the issuer;

    b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    d. any immediate family member of any of the foregoing persons.

N/A.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Tai Chi Yoga, LLC was incorporated on March 22, 2022 and started to operate since then.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation since inception

Tai Chi Yoga, LLC was a Utah Limited Liability Company formed on March 22, 2022 and therefore the Company has only a 3-month operating history.

Revenues, Operating Expenses and Net Income

As of May 31, 2022, our revenues were $2.67.

As of May 31, 2022, our total operating expenses were $25,053.96.

As of May 31, 2022, our net loss was $25,051.29.

Cash flows

As of May 31, 2022, the cash flow used in operating activities was $25,051.29, which is sole due to net loss during the period. As of May 31, 2022, the cash flow used by investing activities was $0 while the cash flow generated by financing activities was $25,499.00, which is due to short-term and long-term business loans.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of May 31, 2022, the Company had cash and cash equivalents equal to $447.71.

As of May 31, 2022, the Company does not have any material indebtedness nor any contingent liabilities.

Discussion of our financial milestones and operational, liquidity and challenges

In this offering, the Company plans to issue Class B Membership Units and use the proceed to build a health and wellness exercise company during the next five years. It intends to do that by offering a variety of services and products including TCY monthly memberships, TCY teaching licenses and certificates, 2-day and 5-day TCY immersion retreats, and health, wellness, and accessory private-label products.

John C. Neubauer, the founder of Tai Chi Yoga, LLC, has in the past offered Tai Chi Yoga instruction thru his "unmarketed" website www.taichiyoga.com. It consisted first of DVDs that were shipped via regular mail and in more recent years via shared Dropbox files. His business approach to realize the five-year business projections include:

MONTHLY MEMBERSHIPS: Priced at $11.95 a month, his newly-designed website (under construction) will offer online access to the existing teaching video, illustrated workbook and 150-page eBook first published in 2011 and updated in 2021. It will also showcase separate videos for each individual yoga and tai chi movement to make it easier to learn and practice online.

TEACHING LICENSES AND CERTIFICATIONS: In recent years, there have been requests to certify teachers in the instruction of Neubauer's Tai Chi Yoga. Due to the time constraints of his professional pursuits helping others with their businesses, he has not pursued that approach. Now under this business model, Neubauer will offer licenses to teach under his trademarked (and in the process of being registered) "Tai Chi Yoga" name which will become in demand after his appearance on America's Real Deal. The license will allow a person or group to market their services using for example "John's Tai Chi Yoga" studio or "Susan's Tai Chi Yoga" center.

IMMERSION RETREATS: Because of the desire of practicing students to have in-person training experiences with the Tai Chi Yoga founder, Tai Chi Yoga will offer periodic 2-day Immersion Retreats in Park City, Utah. Such retreats are expected to be very popular among those looking to combine vacation opportunities with health and wellness benefits.

PRIVATE-LABEL PRODUCTS: Tai Chi Yoga is in the process of developing a line of health, wellness and accessory products (like T-shirts and yoga mats) that people will be able to order directly from its main website or thru its licensees' websites. These product sales will build the Tai Chi Yoga brand as a respected source of innovative health and wellness while providing additional revenue streams.

If we cannot raise $25,000, the target offering amount, we may have to delay the execution of our business plan or we will raise additional funding by another round of Regulation Crowdfunding offering but there can be no assurance that we will be successful or not.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $25,000 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 12-24 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 1-2 years, though we believe the proceed of this offering does not affect the viability of our business. However, investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

We may need additional crowdfunding offerings to finance our operation and we intend to use substantially all of the net proceeds from these offerings to achieve the goals and implement the business strategies described in our business plan.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
http://www.taichiyoga.com/

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

John C Neubauer

_____
[Signature Code: 03YD_SRd_FuE3D4aXsXGOVPO1D9Y5dTps7h0q7D6Q62gYMro0WRpfSMb3Vind5i2VyhyNOcucmk0O_hDg2W9YzXnlKF9Keka96NAmOVbUfX_tAy-vhpSZw]

John C. Neubauer

Founder & CEO

Tai Chi Yoga, LLC

Date: 21 Nov 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

TAI CHI YOGA, LLC
Business Plan
April 2022

SUMMARY: Tai Chi Yoga, LLC (TCY) – a Utah limited liability corporation - plans to build a health and wellness exercise company during the next five years. It intends to do that by offering a variety of services and products including TCY monthly memberships, TCY teaching licenses and certificates, 2-day and 5-day TCY immersion retreats, and health, wellness, and accessory private-label products.

WHAT IS TAI CHI YOGA: In 1977, John C. Neubauer innovated the combination of the passive Chinese martial arts "tai chi" with the Indian stretching and relaxation exercise "yoga". He owned and had been teaching yoga since 1974 in the largest yoga studio in the State of Kentucky. He had also been practicing tai chi separately since 1975. In 1977 he decided to combine the two into a single discipline. As he did so, he realized that the health and wellness benefits he experienced were profoundly greater from the practice of both as a single discipline than by practicing each separately.

WHAT IS YOGA: Yoga is an blend of gentle stretching, integrated breathing and relaxation believed to be founded in India centuries ago. Introduced in the US in the 20th century, it has slowly been gaining in popularity and practitioners in the past 25 years. Today there are many varieties of yoga practiced by and taught to millions in the US. Most yoga methods generally focus on stationery stretching movements that include forward stretches, reverse stretches, balances, spinal twists, and inverted positions. Its practice contributes to improved circulation, better concentration, and greater relaxation. It leaves one feeling as if they are unwinding from life's tensions and stresses.

WHAT IS TAI CHI: Tai Chi is a series of standing, flowing movements in which the body revolves around a bent-knee suspended spine. It is done in rhythm with one's breathing. To the casual onlooker, it looks like ballet in slow motion. Because it is widely practiced in China (especially among the elderly), tai chi is believed to be the most practiced health and wellness exercise in the world. Its graceful, flowing movements leave one with a floating feeling. Tai chi is considered the most passive of the martial arts; although its practice as a martial arts diminished in the 19th century as it involved instead into more of a movement meditation.

THE COMBINATION: While yoga by itself is a helpful unwinding exercise, it lacks the flowing movement of tai chi that simulates the floating feeling. While tai chi by itself is a helpful flowing movement regimen, it lacks the unwinding stretches of yoga – especially the inverted positions which been shown to be especially helpful to healing leg cramps, reducing varicose veins, and bringing rich oxygenated blood to the head improving brain health and concentration. Thus the combination of both incorporates the unwinding of yoga with the floating of tai chi in a way that its regular practitioners feel increases the overall health benefits; like 1 + 1 = 3. For example, the owner of a Munich, Germany ballet company to whose dancers Neubauer taught in 1977 insisted that after 4 weeks of training, his dancers performed with better overall flow, grace, and relaxation with their movement seeming to come more naturally from the inside instead of forced from the outside.

BUSINESS HISTORY: During the years, tai chi yoga founder John Neubauer has taught thousands of people in Europe and the United States. He has taught people of all ages, sizes, shapes, and health conditions. Yet he never did so as a business. He did so out of his personal passion to help those around them realize better physical, emotional, and spiritual health from its practice. In 1999 at the urging of his supporters and students, he produced a teaching video and illustrated workbook that he made available online via www.taichiyoga.com. However because of his primary professional pursuits helping others build their businesses (www.johnneubauerinc.com), he has never worked to build Tai Chi Yoga as a business until now.

BUSINESS CONSIDERATIONS: Two considerations are driving the decision to develop Tai Chi Yoga as a substantial business at this time. There is a growing sense that the market for Tai Chi Yoga as a single discipline is ready to explode. Because time is a precious commodity to most people, the opportunity to combine the benefits of two separate disciplines into a single 30-60 minute daily routine will increase its market demand.

As important, as the business career of John Neubauer enters its last 20 year phase – he would like to leave as a legacy his Tai Chi Yoga having positively affected the physical, emotional, and spiritual well being of millions thru out the world; by bringing joy to life's journey to those millions.

BUSINESS APPROACH: Neubauer has in the past offered Tai Chi Yoga instruction thru his "unmarketed" website www.taichiyoga.com. It consisted first of DVDs that were shipped via regular mail and in more recent years via shared Dropbox files. His business approach to realize the five-year business projections include:

1. _MONTHLY MEMBERSHIPS:_ Priced at $11.95 a month, his newly-designed website (under construction) will offer online access to the existing teaching video, illustrated workbook and 150-page eBook first published in 2011 and updated in 2021. It will also showcase separate videos for each individual yoga and tai chi movement to make it easier to learn and practice online. The teaching video filmed in 1999 will be reshot and modernized for increased ease of use and practice. Plus there are 110 "how-to" videos shot in June 2022 that are included to help users better understand the movements within the video courses. Finally there will be 2-4 posts monthly of "tips and instructional insights" to increase user-experience and increase the number of months of continuing membership. The teaching content will also be programmed so that it is not downloadable; thus protecting the assets from being copied and pirated. When a person orders online the Monthly Membership thru the website, an auto-responder will immediately send each member a unique login and password which will only be usable If the monthly membership is not renewed or is cancelled, then the unique login and password will be deactivated.

2. *TEACHING LICENSES AND CERTIFICATIONS:* In recent years, there have been requests to certify teachers in the instruction of Neubauer's Tai Chi Yoga. Due to the time constraints of his professional pursuits helping others with their businesses, he has not pursued that approach. Now under this business model, Neubauer will offer licenses to teach under his trademarked (and in the process of being registered) "Tai Chi Yoga" name which will become in demand after his appearance on America's Real Deal. The license will allow a person or group to market their services using for example "John's Tai Chi Yoga" studio or "Susan's Tai Chi Yoga" center. When one becomes a licensee, in exchange they will agree to pay to Tai Chi Yoga 3% of all their gross revenues from their teaching registrations. They will also be able to sell thru their website (which will be co-hosted as a sub website of www.taichiyoga.com) the private-label Tai Chi Yoga products. Their marketing of the private-label products will be at the same retail price as those on the main taichiyoga.com website. However they will only pay a wholesale price for each sold product enabling them to increase the profits of their Tai Chi Yoga license. The cost for each new licensee will be $2,995 for the first year and $995 for each ensuing year that they choose to continue with the license. If for example they want to have multiple instructors certified or if an instructor working for a stand-alone yoga or tai chi studio desires to be certified to teach Tai Chi Yoga, then their certification will cost each $1,995 if they only want to be certified and not to purchase a license.

3. *IMMERSION RETREATS:* Because of the desire of practicing students to have in-person training experiences with the Tai Chi Yoga founder, Tai Chi Yoga will offer periodic 2-day Immersion Retreats in Park City, Utah. Such retreats are expected to be very popular among those looking to combine vacation opportunities with health and wellness benefits. Park City is already a coveted destination because of its famous nearby skiing resorts and its stunning summer mountain landscapes. In addition to the 2-day retreats in Park City, Utah, Tai Chi Yoga has a location in the country of Belize along the Caribbean coast where it will be able to sponsor periodic longer 5-day retreats year round. Registration fees for the 2-day retreats will be $2,995; for the 5-day retreats $5,995.

4. *PRIVATE-LABEL PRODUCTS:* Tai Chi Yoga is in the process of developing a line of health, wellness and accessory products (like T-shirts and yoga mats) that people will be able to order directly from its main website or thru its licensees' websites. These product sales will build the Tai Chi Yoga brand as a respected source of innovative health and wellness while providing additional revenue streams.

COMPETITIVE ENVIRONMENT: There are many yoga teaching studios in the US as well as there being many martial arts studios that offer tai chi instruction as a part of its martial arts offerings. However there are only a few studios in a Google search that offer both classes yoga and tai chi. Most importantly, there seem to be no others at this point that have combined yoga and tai chi into a single exercise discipline – thus creating a unique environment to be the first and biggest in doing so. Moreover the registering of the trademarked name "Tai Chi Yoga" will minimize the emergence of copy cats in the near future – which provides Tai Chi Yoga, LLC a unique window to be the first and biggest.

ABOUT JOHN C. NEUBAUER, FOUNDER AND CEO: The background and history of John C. Neubauer (74) as the innovator and founder of Tai Chi Yoga is well documented on its current website: www.taichiyoga.com. His 50 year+ business background is also highlighted in his website: www.johnneubauerinc.com.

Appendix B - RISK FACTORS

We are heavily dependent on our Tai Chi Yoga Brand. Our success depends significantly on our ability to sell our Tai Chi Yoga Brand yoga, fitness, meditation, health and wellness programs, which in turn depends on, among other things, the market perception and acceptance of the Tai Chi Yoga Brand and the culture, heritage, lifestyle and images associated with the brand, some of which may not be within our control. Negative publicity or disputes, in the US or abroad, regarding our Tai Chi Yoga Brand, our products and services, our Company, our management or our sponsored organizations or individuals could materially and adversely affect public perception of our Tai Chi Yoga Brand. Any impact on our ability to continue to sell Tai Chi Yoga Brand products and services, or any significant damage to our Tai Chi Yoga Brand image could materially and adversely affect our business for the year.

Reliance on John C. Neubauer
The Company's success is, to a considerable extent, attributable to its key executives, in particular the expertise and experience of John C. Neubauer. John C. Neubauer as the innovator and founder of Tai Chi Yoga. John C. Neubauer is an accomplished executive and consultant with 40+ years of experience in developing and managing innovative, complex projects. Should John C. Neubauer cease to be involved in the Company's operations, the Company's profitability may be adversely affected.

The growth of the health and fitness economy in the US may not continue. We cannot be certain consumers' interest in health and fitness will be sufficient to sustain continued growth in the future. If consumers' interest in health and fitness activity declines, we cannot assure you that such a decline would not have a material adverse effect on our cash flow, financial condition, and results of operations.

We may not be able to accurately predict or fulfill consumer preferences or demand. We derive a significant amount of our sales from the sale of yoga, fitness, meditation, health and wellness programs that are subject to rapidly changing consumer preferences. Our sales and profit are sensitive to these changing preferences, and our success depends substantially on our ability to originate and define product and services, trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Demand for, and market acceptance of, new products and services, which we design to meet changes in consumer preferences is often uncertain. Our failure to anticipate, identify or react swiftly to changes in consumer preferences could result in lower sales and lower operating profits. Conversely, if we fail to anticipate increased consumer demand for our services, it may result in foregone sales and could negatively impact our customer goodwill, brand image and profitability.

We operate in a very competitive market and the intense competition we face may result in lower profit margins. The fitness, health and wellness services industry in the US is highly competitive and the competitors in this market include both international and domestic companies. The principal methods of competition are through, among other things, brand loyalty, products and services variety and quality, marketing and promotion, price and the ability to meet commitments to customers. Some of our competitors may have greater financial, management, human, distribution or other resources than us. Our results of operations could be affected by a number of competitive factors, including our competitors increasing their operational efficiencies, adopting competitive pricing strategies, expanding their operations, or adopting innovative retail sales methods. In addition, our competitors may endeavour to maintain and increase their market share, which may be at our expense. Our results of operations and market position may be adversely impacted by these competitive pressures.

Our success depends significantly on other talented personnel. There are many yoga teaching studios in the US as well as there being many martial arts studios that offer tai chi instruction as a part of its martial arts offerings. As a result the demand of skilled personnel is high and there is a shortage of skilled personnel with adequate industry knowledge and experience in the US. As a result, we have experienced, and expect to continue to experience, intense competition for highly competent personnel. Other international and domestic companies that operate in the US may be able to offer more favourable compensation packages to recruit personnel whom we consider desirable. As a result, we may not be able to attract and retain qualified personnel needed to sustain our business growth, or our staff expenses in relation thereto may increase significantly, both of which would have a material adverse impact on our results of operations and financial condition.

We face possible infringement of our trademarks and other intellectual property rights and counterfeiting of our products. We believe our trademarks and other intellectual property rights are important to our success and competitive position. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting the Tai Chi Yoga Brand or otherwise infringing our intellectual property rights. We may not always be successful in securing protection for our intellectual property rights and preventing other infringements of our intellectual property rights. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our business, operating profit and overall financial condition.

We may be involved in intellectual property rights infringement litigation initiated by others. During the course of our operations, we may inadvertently infringe third-party copyright and other intellectual property rights, as a result of which other parties may initiate litigation or other proceedings against us. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings may be uncertain. Our reputation may also be adversely affected.

Registration of trademarks similar to ours or the same as ours but in different categories by other parties may have a negative impact on the market perception of our brands and could adversely affect our sales. We may not be able to prevent the registration by other companies of similar trademarks, or the registration by other companies of the same trademarks in categories other than those in which we have registered, which could have a material adverse impact on our brand and operations.

We have a limited operating history. The history of our business can be traced back to March 22, 2022 when Tai Chi Yoga, LLC was established. We, therefore, have a limited history of operation. In particular, the historical financial information included in this Offering Statement may not necessarily reflect our results of operations in the future. The historical financial information included in this Offering Statement does not reflect the changes that have occurred or will occur in our capital structure, funding and operations as a result of this Offering.

We may be exposed to liability claims which could adversely affect our reputation and business. In the event that we are found to be liable for any liability claim which is initiated due to, among other things, injuries or accidents occurring at our yoga, fitness, meditation, health and wellness programs, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against a claim, we may incur a substantial amount of money and time in defending such a claim and our reputation could suffer.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers
We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

Advertising and increased marketing effort may not lead to higher sales or increase in our revenue
To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns. Nonetheless, despite our efforts and substantial costs incurred in these marketing efforts and advertisements, it may not necessarily lead to higher sales of our products and services or increase in our revenue.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

We have incurred operating losses in the past, and may not maintain profitability in the future. We incurred net loss of $25,051 during the period between March 22, 2022 and May 30,

2022. We had a total deficit equity of $25,051 at May 31, 2022. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts and develop a new website. We will also incur additional legal, accounting expenses. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the pandemic, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to maintain profitability.

Our financial and operating results may vary from period to period.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Our future performance is therefore cannot be guaranteed.

We may need additional capital to support the growth of our business and the achievement of our goals. Although we expect the proceeds from this offering, as well as our cash and cash equivalents, will be adequate to meet our anticipated funding needs for the foreseeable future, we may need additional capital to support the growth of our business, achieve our business goals and respond to future challenges. We may need to engage in equity or debt financings to secure additional funds. We may not be able to acquire these financings on reasonable terms, which may be disadvantageous to our Membership Unit holders.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
TAI CHI YOGA, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Tai Chi Yoga, LLC, a company organized and existing under the laws of the State of Utah (" Tai Chi Yoga" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Tai Chi Yoga has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Membership Units of Tai Chi Yoga (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Tai Chi Yoga hereby issues to the Subscriber, and the Subscriber hereby subscribes from Tai Chi Yoga **[Shares Subscripted] Units**, at a Per Units Price equal to **$1.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Tai Chi Yoga as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Tai Chi Yoga 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Tai Chi Yoga and such decision is based upon a review of the Form C which has been filed by Tai Chi Yoga with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Tai Chi Yoga in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Tai Chi Yoga;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Tai Chi Yoga or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Tai Chi Yoga;

d. Tai Chi Yoga is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Tai Chi Yoga from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Tai Chi Yoga and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Tai Chi Yoga in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Tai Chi Yoga in connection therewith;

f. the Subscriber acknowledges that Tai Chi Yoga has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Tai Chi Yoga shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Tai Chi Yoga is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Tai Chi Yoga (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Tai Chi Yoga is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Tai Chi Yoga is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Tai Chi Yoga and depends on the advice of its legal and financial advisors and agrees that Tai Chi Yoga will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Tai Chi Yoga; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Tai Chi Yoga. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Tai Chi Yoga and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Tai Chi Yoga to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2023, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Tai Chi Yoga shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

John C. Neubauer

_____
Name: John C. Neubauer
Title: Founder & CEO
Tai Chi Yoga, LLC

Appendix D - FINANCIAL STATEMENTS

<center>

MANAGEMENT CERTIFICATION

OF

THE FINANCIAL STATEMENTS

</center>

I, $ownername, the $ownertitle of $companyname hereby certify that:

(1) the financial statements of $companyname included in this Form are true and complete in all material respects; and

(2) the tax return information of $companyname included in this Form reflects accurately the information reported on the federal income tax return for $companyname filed for the fiscal year ended 2021.

John C Neubauer

_____

[Signature Code: 03YD_SRd_FuE3D4aXsXGOVPO1D9Y5dTps7h0q7D6Q62gYMro0WRpfSMb3Vind5i2VyhyNOcucmk0O_hDg2W9YzXnlKF9Keka96NAmOVbUfX_tAy-vhpSZw]

John C. Neubauer

Founder & CEO

Tai Chi Yoga, LLC

Date: 21 Nov 2022

2021 Tax Return Information	
Total Income	$0
Taxable Income	$0
Total Tax	$0

Tai Chi Yoga, LLC
Balance Sheet (Unaudited)

Period Ending	**May 31, 2022**

ASSETS
Current Assets:

Cash	447.71
Other Current Assets	0.00
Total Current Assets	**447.71**
Long-term Assets	
Long-term Assets	0.00
Total Long-term Assets	**0.00**
TOTAL ASSETS	**447.71**

LIABILITIES
Current Liabilities:

Short-term business loans	8,500.00
Total Current Liabilities	**8,500.00**
Long-Term Liabilities	
Long-term business loans	16,999.00
Total Long-Term Liabilities	**16,999.00**
Total Liabilities	**25,499.00**

EQUITY

Retained Earnings	0.00
Net Income	(25,051.29)
Total Equity	**(25,051.29)**
TOTAL LIABILITIES & EQUITY	**447.71**

Tai Chi Yoga, LLC
Profit and Loss Statement
(Unaudited)

Period	Mar 22 to May 31, 2022
Revenue	
Sales	2.67
Total Revenue	**2.67**
Cost of Goods Sold	0.00
Gross Profit	**2.67**
Expenses	
Advertising & marketing	89.02
Business licenses	70.00
Commissions & fees	1,065.00
Contract labor	13,050.00
General business expenses	30.00
Legal & accounting services	10,026.82
Meals with clients	56.10
Office expenses	18.13
Software & apps	1.00
Supplies & materials	121.73
Travel	526.16
Total Expense	**25,053.96**
Net Income	**-25,051.29**

Tai Chi Yoga, LLC
Statement of Cash Flows (Unaudited)

Period	Mar 22 to May 31, 2022
Cash flows from operating activities	
Net income	(25,051.29)
Adjustments	
Depreciation	0.00
Changes in Operating Assets and Liabilities	0.00
Net cash flow from (used in) operating activities	**(25,051.29)**
Cash flows from investing activities	
Purchases of Property and Equipment	0.00
Net cash flow from (used in) investing activities	**0.00**
Cash flows from financing activities	
Increase (Decrease) in Short-term business loans	8,500.00
Increase (Decrease) in Long-term business loans	16,999.00
Owner Investment	0.00
Net cash flow from (used in) financing activities	**25,499.00**
Net increase (decrease) in cash	**447.71**
Cash at beginning of period	**0.00**
Cash at the end of the period	**447.71**

Tai Chi Yoga, LLC
Statement of Changes in Equity (Unaudited)

Balance at March 22, 2022	**0.00**
Owner Investment	0.00
Net Income (loss)	(25,051.29)
Balance at May 31, 2022	**(25,051.29)**

Notes to Financial Statements

Basis of Presentation and Business Activity

Tai Chi Yoga, LLC Utah is a Limited Liability Company formed on March 22, 2022 in the State of Utah. The financial statements of Tai Chi Yoga, LLC are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Tai Chi Yoga, LLC is a health and wellness exercise company. It offers a variety of services and products including TCY monthly memberships, TCY teaching licenses and certificates, 2-day and 5-day TCY immersion retreats, and health, wellness, and accessory private-label products.

Going Concern

The financial statements have been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of the business. The going concern basis of preparation is considered appropriate by the management.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Commitments and Contingencies

As of the date of issuance of financials, May 31, 2022, the company has no commitments or contingencies

Subsequent Events

Management has evaluated subsequent events through Mar 27, 2022, the date on which the financial statements were available to be issued.